Management’s Discussion and Analysis
For the three and nine months ended August 31, 2018 and 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (the “Company”) provides analysis of the Company’s financial results for the period ended August 31, 2018. The following information should be read in conjunction with the accompanying condensed interim consolidated financial statements and notes for the period ended August 31, 2018 prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and the audited consolidated financial statements and accompanying notes for the year ended November 30, 2017. These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this MD&A. This MD&A is dated as at October 15, 2018, and as of this date, there were 9,494,898 common shares issued and outstanding, 345,000 stock options outstanding and 1,354,728 warrants outstanding. All figures are in Canadian dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

Liquid Media Group Ltd. (“Liquid” or the “Company”) is a media and entertainment company connecting mature production companies into a vertically integrated global studio, producing content for all platforms including film, TV, gaming and virtual reality. Liquid’s intellectual property is produced through its integrated studios, including Majesco Entertainment Company (“Majesco”), an innovative developer, marketer, publisher and distributor of interactive entertainment, in which Liquid has a controlling interest, and Waterproof Studios Inc. (“Waterproof”), an animation studio based in Vancouver, BC, in which Liquid has a 49% interest.

Historical Information

0964904 B.C. Ltd. (“Liquid Canada”) was incorporated on March 13, 2013 under the laws of British Columbia. On October 11, 2013, Liquid Canada changed its name to Liquid Entertainment Ltd. Effective February 21, 2017, Liquid Canada changed its name from Liquid Entertainment Ltd. to Liquid Media Group Ltd. On August 10, 2018, Liquid Canada changed its name to Liquid Media Group (Canada) Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On December 6, 2013, Liquid Canada became a reporting issuer in the Provinces of British Columbia and Alberta. The British Columbia Securities Commission (“BCSC”) is the principal regulator. On August 22, 2018, Liquid Canada has submitted an application to the BCSC for an order that Liquid Canada ceases to be a reporting issuer in all jurisdictions of Canada in which it is a reporting issuer.

On April 15, 2015, Liquid Canada completed an option agreement with Waterproof and acquired 49% of the issued and outstanding shares of Waterproof through an equity financing of $475,000 and the issuance of 500,001 common shares of the Company. Waterproof is a Vancouver based CG animation studio focusing on the creation of world class animation and visual effects for the gaming, film and television industries. With top tier customers such as Sony, Warner Brothers and 2K Games, Waterproof showcases its work to a growing global audience.

On May 8, 2017, Liquid Canada signed a three-year first-look deal with Canada’s Productivity Media Inc. (“PMI”). The deal calls for a minimum of $50 million in productions per year for the next three years. Over the term of the agreement, PMI and the Company will produce a minimum of five projects per year.

On January 15, 2018, Liquid Canada announced that it has acquired 51% of Majesco, a proven gaming publisher. The acquisition of Majesco fulfills the Company’s obligation to acquire a studio under the arrangement agreement with Leading Brands Inc. (“LBIX”) which was announced on September 19, 2017.

On August 9, 2018, the Company announced the successful closing of the proposed business combination with LBIX by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to “Liquid Media Group Ltd.” and Liquid Canada changed its name to “Liquid Media Group (Canada) Ltd”. At the time of completion of the Arrangement, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of 0.5741 of LBIX for 1 share of Liquid Canada (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the condensed interim consolidated financial statements are in the name of Liquid Media Group Ltd; however, they are a continuation of the financial statements of Liquid Canada. Additional information on the transaction is disclosed in the condensed interim consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES

A complete summary of the Company’s significant accounting policies is provided in the consolidated financial statements for the year ended November 30, 2017. The accounting policies in the unaudited condensed interim consolidated financial statements for the nine months ended August 31, 2018 are consistent with those applied in the consolidated financial statements for the year ended November 30, 2017.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of the condensed interim consolidated financial statements requires that the Company’s Management to make assumptions and estimates of effects of uncertain future events on carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company is also required to make critical judgements in applying certain accounting policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The critical judgements and estimates applied in the preparation of the Company’s condensed interim consolidated financial statements for the nine months ended August 31, 2018 are consistent with those applied and disclosed in its audited consolidated financial statements for the year ended November 30, 2017.

COMPARATIVE INFORMATION

Certain comparative information has been reclassified to conform to the current year’s presentation. It was determined that the revised presentation provides more relevant information to users of the Company’s financial statements.

Within the condensed interim consolidated statements of financial position, the following comparative presentation changes were adopted:

•	The accrued interest receivable line item is now included in the loans receivable line item (previously separately presented as “Accrued Interest Receivable”); and
•

The loans payable line item now includes accrued interest payable for the loan’s payable to non-related lenders of the Company (accrued interest payable to non-related lenders was previously presented in “Accounts Payable and Accrued Liabilities”).

Within the condensed interim consolidated statements of comprehensive loss, the following comparative presentation changes were adopted:

•	The advertising expenses line item is now included within the “Travel and Promotion” line item (previously presented as “Advertising”);
•	The accretion expenses line item is now included within the “Interest Expense” line item (previously presented as “Accretion Expense”);
•

The portion of bank charges within the interest and bank charges line item is now included within the “Other General and Administrative Expenses” line item (previously presented within “Interest and Bank Charges”);

•

The portion of the internal accounting fees (i.e. financial statement preparation and administrative bookkeeping) within the professional fees line item is now included within the “Other General and Administrative Expenses” line item (previously presented within “Professional Fees”);

•	The rent expenses line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Rent”);
•	The website expenses line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Website”);
•

The shareholder information and transfer agent and filing fees line items are now included within the “Investor Relations, Filing and Compliance fees” line item (previously separately presented as “Shareholder Information” and “Transfer Agent and Filing Fees”, respectively): and

•

The gain on settlement of accounts payable line item is now included within the “Other General and Administrative Expenses” line item (previously presented as “Gain on Settlement of Accounts Payable”).

SIGNIFICANT DEVELOPMENTS IN THE THREE MONTHS ENDED AUGUST 31, 2018

During the three months ended August 31, 2018, the Company successfully completed its proposed business combination with LBIX by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Below is a summary of significant events that occurred during the three months ended August 31, 2018 as part of the Arrangement transaction:

On June 6, 2018, the Company obtained an interim order from the Supreme Court of British Columbia (the “Interim Order”) in connection with the Arrangement. The Interim Order, among other things, authorized the Company to call and hold a special meeting of the holders of the Company shares (the "Liquid Meeting") that was held on July 11, 2018. During the Liquid Meeting, the Arrangement was approved by 100% of the votes cast.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 19, 2018, further to the proposed Arrangement, Mr. Charles Brezer was appointed to the LBIX Board of Directors. On the same day, LBIX Directors Messrs. Ralph McRae, Thomas Gaglardi, Darryl Eddy, and James Corbett tendered their resignations. Mr. Ralph McRae also tendered his resignation as President and CEO of LBIX. The following day (July 20, 2018), Messrs. Joshua Jackson, Daniel Cruz, Stephen Jackson, and Ms. Krysanne Katsoolis were appointed to the LBIX Board of Directors.

On July 23, 2018, LBIX shareholders held a special meeting (the “LBIX Meeting”) during which they approved the issuance of LBIX shares to Liquid shareholders in connection with the Arrangement. With support from both LBIX and Liquid Canada shareholders secured, the Company successfully obtained a final order approving the Arrangement from the Supreme Court of British Columbia (the “Final Order”) on July 27, 2018. Pursuant to the Final Order, former holders of Liquid Canada common shares are entitled to receive 0.5741 of one common share of the new, post-Arrangement issuer for every one Liquid Canada common share surrendered. Additional details and information regarding the Arrangement can be found on the Company’s SEDAR profile.

On August 9, 2018, the Company announced the successful closing of the Arrangement. Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to “Liquid Media Group Ltd.” and Liquid Canada changed its name to “Liquid Media Group (Canada) Ltd”. At the time of completion of the Arrangement, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

Following the successful completion of the Arrangement, the Nasdaq Hearings Panel (the “Panel”) issued a notice to the Company requiring the Company to evidence compliance with the applicable initial listing criteria of the Nasdsaq Stock Market (the “Nasdaq”). In response, Management scheduled a hearing before the Panel and submitted a proposal. As further detailed in the Subsequent Events section below, following the Company’s presentation, the Panel approved the Company’s request to continue listing its shares on the Nasdaq through October 15, 2018, provided that the Company demonstrates compliance with the Nasdaq’s initial listing criteria by that date.

RESULTS OF OPERATIONS: THREE AND NINE-MONTH RESULTS

The table below summarizes selected financial information from the Company’s condensed interim consolidated financial statements for the three and nine-month period ended August 31, 2018, compared to the three and nine months ended August 31, 2017.

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017
	$	$	$	$
Sales	155,857	-	568,231	-
Cost of sales	(31,954)	-	(158,330)	-
Gross profit	123,903	-	409,901	-
Operating expenses	610,745	943,931	1,079,878	1,448,312
Other income (expenses)	(4,135,165)	(2,762)	(4,373,164)	92,300
Net loss before income tax	(4,622,007)	(946,693)	(5,043,141)	(1,356,012)
Income tax expense	44,227	-	44,227	-
Net loss	(4,666,234)	(946,693)	(5,087,368)	(1,356,012)
Net loss attributable to shareholders of the company	(4,644,919)	(946,693)	(5,149,047)	(1,356,012)
Loss per share	(1.26)	(0.09)	(1.66)	(0.14)

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the period ended August 31, 2018, the Company’s primary focus was on completing the Arrangement to acquire Liquid Canada, acquire a controlling interest in Majesco and secure additional financing.

Gross Profit

Gross profit for the three and nine-month period ended August 31, 2018 compared to the three and nine months ended August 31, 2017 are as follows:

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017
	$	$	$	$
Sales	155,857	-	568,231	-
Cost of sales	(31,954)	-	(158,330)	-
Gross profit	123,903	-	409,901	-

Gross Profit

Gross profit increased by $123,903 to $123,903 for the three-month period ended August 31, 2018 from $nil for the comparable period in 2017. Gross Profit increased by $409,901 to $409,901 for the nine-month period ended August 31, 2018 from $nil for the comparable period in 2017. The increase in gross profit for the three and nine months ended August 31, 2018 compared to the prior periods is attributable to the revenues generated from Majesco less royalties charged in relation to these revenues. A controlling interest of Majesco was acquired by the Company in January 2018.

Operating Expenses

Operating expenses for the three and nine-month period ended August 31, 2018 compared to the three and nine months ended August 31, 2017 are as follows:

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017
	$	$	$	$
Consulting and director fees	347,814	260,759	599,085	516,448
Depreciation	-	-	-	200
Foreign exchange loss	65,871	9,454	68,606	12,239
Interest expense	31,694	28,154	96,227	185,086
Investor relations, filing and compliance fees	4,046	9,782	12,075	13,713
Other general and administrative expenses	95,491	15,660	145,408	48,270
Professional fees	46,433	13,888	102,962	36,950
Share-based compensation	-	576,000	-	576,000
Salaries and benefits	19,330	-	42,982	-
Travel and promotion	66	30,234	12,533	59,406
Total	610,745	943,931	1,079,878	1,448,312

Consulting and Director Fees

Consulting and director fees increased by $87,055 to $347,814 for the three-month period ended August 31, 2018 from $260,759 for the comparable period in 2017. Consulting and director fees increased by $82,637 to $599,085 for the nine-month period ended August 31, 2018 from $516,448 for the comparable period in 2017. The increase in consulting and director fees for the three and nine months ended August 31, 2018 compared to the prior year periods is primarily attributable to consulting fees incurred by Majesco in relation to the development of video games. A controlling interest of Majesco was acquired by the Company in January 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Depreciation

Depreciation remained unchanged at $nil for the three-month period ended August 31, 2018 compared to the same period in 2017. Depreciation decreased by $200 to $nil for the nine-month period ended August 31, 2018 from $200 for the comparable period in 2017. The decrease in depreciation for the nine months ended August 31, 2018 compared to the same period last year is attributable to no assets subject to depreciation in 2018.

Foreign Exchange Loss

Foreign exchange loss increased by $56,417 to $65,871 for the three-month period ended August 31, 2018 from $9,454 for the comparable period in 2017. Foreign exchange loss increased by $56,367 to $68,606 for the nine-month period ended August 31, 2018 from $12,239 for the comparable period in 2017. The increase in the foreign exchange loss for the three and nine months ended August 31, 2018 compared to the same periods last year is primarily attributable to the revaluation of the $900,000 USD contingent consideration liability in relation to the Majesco acquisition.

Interest Expense

Interest expense increased by $3,540 to $31,694 for the three months ended August 31, 2018 from $28,154 for the comparable period in 2017. Interest expense decreased by $88,859 to $96,227 for the nine months ended August 31, 2018 from $185,086 for the comparable period in 2017. The nominal increase in interest expense for the three months ended August 31, 2018 compared to the same period in the prior year is primarily attributable to increased loan balances due from related parties that are subject to interest. The decrease in interest expense for the nine months ended August 31, 2018 compared to the same period in the prior year is primarily attributable to the reduction of the Company’s loan payable balance in 2018, as during this period in 2017, the Company reduced the working capital facility from $2,500,000 down to $750,000 as the Company decided to return the unused portion of this loan.

Investor Relations, Filing and Compliance Fees

Investor relations, filing and compliance fees decreased by $5,736 to $4,046 for the three-month period ended August 31, 2018 from $9,782 for the comparable period in 2017. Investor relations, filing and compliance fees decreased by $1,638 to $12,075 for the nine-month period ended August 31, 2018 from $13,713 for the comparable period in 2017. The decrease in these fees for the three and nine months ended August 31, 2018 compared to the same periods last year is not considered significant.

Other General and Administrative Expenses

Other general and administrative expenses increased by $79,831 to $95,491 for the three-month period ended August 31, 2018 from $15,660 for the comparable period in 2017. Other general and administrative expenses increased by $97,138 to $145,408 for the nine-month period ended August 31, 2018 from $48,270 for the comparable period in 2017. The increase in these expenses for the three and nine months ended August 31, 2018 compared to the same periods last year is due to increased general and administrative expenses (e.g. insurance, accounting and bookkeeping, office supplies, rent, etc.) associated with Majesco and the parent Company (formerly LBIX). The operational results from the parent Company are included in the condensed interim statements of comprehensive loss beginning on August 9, 2018.

Professional Fees

Professional fees increased by $32,545 to $46,433 for the three-month period ended August 31, 2018 from $13,888 for the comparable period in 2017. Professional fees increased by $66,012 to $102,962 for the nine-month period ended August 31, 2018 from $36,950 for the comparable period in 2017. The increase in these fees for the three and nine months ended August 31, 2018 compared to the same periods last year is primarily attributable to increased professional fees associated with the acquisition of Majesco and the LBIX Arrangement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Share-Based Compensation

Share-based compensation decreased by $576,000 to $nil for the three and nine month period ended August 31, 2018 from $576,000 for the comparable periods in 2017. The decrease in share-based compensation for the three and nine months ended August 31, 2018 compared to the same periods last year is attributable to the issuance of stock options that were fully vested in 2017. The Company has not issued stock options in 2018.

Salaries and Benefits

Salaries and benefits increased by $19,330 to $19,330 for the three-month period ended August 31, 2018 from $nil for the comparable period in 2017. Salaries and benefits increased by $42,982 to $42,982 for the nine-month period ended August 31, 2018 from $nil for the comparable period in 2017. The increase in these expenses for the three and nine months ended August 31, 2018 compared to the same periods last year is attributable to salary expenses incurred by Majesco.

Travel and Promotion

Travel and promotion expenses decreased by $30,168 to $66 for the three-month period ended August 31, 2018 from $30,234 for the comparable period in 2017. Travel and promotion expenses decreased by $46,873 to $12,533 for the nine-month period ended August 31, 2018 from $59,406 for the comparable period in 2017. The decrease in these fees for the three and nine months ended August 31, 2018 compared to the same periods last year is attributable to due decreased travel and entertainment expenses incurred by the Company’s Management, as well as decreased promotion expenses associated with Waterproof which was incurred in 2017.

Other Income (Expenses)

Other income (expenses) for the three and nine-month period ended August 31, 2018 compared to the three and nine months ended August 31, 2017 are as follows:

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017
	$	$	$	$
Interest income	17,575	13,630	39,471	24,704
Listing expense	(4,090,871)	-	(4,090,871)	-
Project investigation	(36,565)	-	(289,767)	-
Write-off of deposit	-	-	-	(25,000)
Share of profit of equity investment	(25,304)	(16,392)	(31,997)	93,226
Total	(4,135,165)	(2,762)	(4,373,164)	92,300

Other expenses increased by $4,132,403 to $(4,135,165) for the three-month period ended August 31, 2018 from $(2,762) for the comparable period in 2017. Other expenses increased by $4,465,464 to $(4,373,164) for the nine-month period ended August 31, 2018 from income of $92,300 for the comparable period in 2017.

The increase in other expenses for the three and nine months ended August 31, 2018 compared to the same periods last year is primarily attributable to the listing expense associated with the Arrangement, whereby the Company acquired Liquid Canada, as well as project investigation expenses incurred by Liquid Canada in relation to the Arrangement.

Net Loss

Due to the factors set forth above, net loss increased by $3,719,541 to $(4,666,234) for the three months ended August 31, 2018 from $(946,693) in the comparable period last year. For the nine months ended August 31, 2018, net loss increased by $3,731,356 to $(5,087,368) from $(1,356,012) for the same nine-month period last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Loss Attributable to Shareholders of the Company

Due to the factors set forth above, net loss attributable to shareholders of the Company increased by $3,698,226 to $(4,644,919) for the three months ended August 31, 2018 from $(946,693) for the comparable period last year. For the nine months ended August 31, 2018, net loss attributable to shareholders of the Company increased by $3,793,035 to $(5,149,047) from $(1,356,012) for the same nine-month period last year.

Net Income (Loss) Attributable to Non-Controlling Interests

The net income (loss) attributable to non-controlling interests for the three and nine months ended August 31, 2018 was $(21,315) and $61,679, respectively, for the 49% non-controlling interest in Majesco not held by the Company’s shareholders.

QUARTERLY INFORMATION

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	F2018	F2018	F2018	F2017	F2017	F2017	F2017	F2016
	$	$	$	$	$	$	$	$
Sales	155,857	226,447	185,927	-	-	-	-	-
Cost of sales	(31,954)	(59,425)	(66,951)	-	-	-	-	-
Gross Profit	123,903	167,022	118,976	-	-	-	-	-
Operating and other expenses	4,745,910	344,674	362,458	1,217,719	946,693	239,185	170,134	132,809
Loss before income taxes	(4,622,007)	(177,652)	(243,482)	(1,217,719)	(946,693)	(239,185)	(170,134)	(132,809)
Income Taxes	44,227	-	-	-	-	-	-	-
Net loss	(4,666,234)	(177,652)	(243,482)	(1,217,719)	(946,693)	(239,185)	(170,134)	(132,809)
Non-controlling interest	(21,315)	36,555	46,438	-	-	-	-	-
Net loss attributable to shareholders of the Company	(4,644,919)	(214,207)	(289,920)	(1,217,719)	(946,693)	(239,185)	(170,134)	(132,809)
Loss per Share	(1.26)	(0.02)	(0.02)	(0.11)	(0.09)	(0.02)	(0.02)	(0.01)

The quarterly fluctuations in net loss are generally correlated to the level of Management’s activities related to the acquisition of companies, rights, licenses and other projects. The Company began to generate revenues with the acquisition of Majesco during the three months ended February 28, 2018 (Q1 2018). Net loss is also impacted by the non-cash fluctuations in the Company’s share of profit in Waterproof, non-cash listing expense, share based compensation and the Company’s corporate costs associated with investor relations and Management compensation (among other operating expenses).

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2018, the Company has current assets of $1,265,516 and current liabilities of $4,186,263, which results in a working capital deficiency of $2,920,747 (November 30, 2017: 912,510 working capital deficiency). The Company does not have adequate liquidity to meet its current day-to-day operations and requires additional financing to fund existing and future obligations. Should the Company be unsuccessful in raising funds, it may not be able to fund future growth or satisfy the existing financial obligations as noted in note 2(b) of the condensed interim consolidated financial statements.

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. Refer to subsequent events below in relation to the proposed private placement with Mackie Research Capital Corp and the debt to share settlement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Three months ended August 31		Nine months ended August 31
	2018	2017	2018	2017
	$	$	$	$
Cash outflow from operating activities	(71,185)	(486,381)	(117,842)	(981,131)
Cash inflow (outflow) from investing activities	677,042	(49,995)	654,403	(388,147)
Cash inflow (outflow) from financing activities	68,634	540,378	115,763	(983,968)
Increase (decrease) in cash during the period	674,491	4,002	652,324	(2,353,246)
Cash, beginning of period	32,140	143,473	54,307	2,500,721
Cash, including restricted cash, end of period	706,631	147,475	706,631	147,475

The cash flow deficit from operating activities improved by $415,196 to $(71,185) for the three-month period ended August 31, 2018 from $(486,381) for the same comparable period last year. The cash flow deficit from operating activities for the nine months ended August 31, 2018 improved by $863,289 to $(117,842) compared to $(981,131) for the nine months ended August 31, 2017. The cash flow deficit from operating activities represents cash flows from net losses, excluding expenses not affecting cash, principally listing expense, depreciation, accrued interest, share-based compensation expense, accretion expense and the share of profit/loss of its equity investment in addition to net changes in non-cash balances relating to operations.

Cash generated from (used by) investing activities were $677,042 and $(49,995) for the three months ended August 31, 2018 and 2017, respectively. During the three months ended August 31, 2018, the Company acquired $720,600 of cash in relation to the LBIX Arrangement, along with expenditures of $43,358 in relation to the investment of films and other assets. During the three months ended August 31, 2017, the Company made investments in films of $49,995.

Cash generated from (used by) investing activities for the nine-months ended August 31, 2018 and 2017, were $654,403 and $(388,147), respectively. During the nine months ended August 31, 2018, the Company acquired $734,370 of cash in relation to the Majesco acquisition and LBIX Arrangement, along with expenditures of $79,967 in relation to the investment of films and other assets. During the nine months ended August 31, 2017, the Company received $11,448 of loan repayments, which was offset by a loan issuance of $250,000 and investments on films of $149,595.

Cash flows generated from (used by) financing activities were $68,634 and $540,378 for the three months ended August 31, 2018 and 2017, respectively. During the three months ended August 31, 2018, the Company received $225,772 in loan proceeds from related and non-related parties for working capital purposes, $69,181 in shares issued for cash, $4,000 received as a commitment to issue shares, which was reduced by repayments of loans to related and non-related parties of $74,529, repayment of contingent consideration of $132,590 and share-issuance costs of $23,200. During the three months ended August 31, 2017, the Company received $676,338 as a commitment to issue shares, which was offset by $135,960.

Cash flows generated from (used by) financing activities for the nine months ended August 31, 2018 and 2017, were $115,763 and $(983,968), respectively. During the nine months ended August 31, 2018, the Company received $272,901 in loan proceeds from related and non-related parties for working capital purposes, $69,181 in shares issued for cash, $4,000 received as a commitment to issue shares, which was reduced by repayments of loans to related and non-related parties of $74,529, repayment of contingent consideration of $132,590 and share-issuance costs of $23,200. During the nine months ended August 31, 2017, the Company received $2,000 in loan proceeds, $253,000 in share issuances, $676,338 as a commitment to issue shares, which was offset by loan repayments of $1,915,306.

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

The aggregate value of transactions relating to key management personnel were as follows:

	August 31, 2018	August 31, 2017
Consulting fees paid or accrued to CEO	$37,758	$127,240
Consulting fees paid or accrued to CFO	90,000	85,000
Consulting fees paid or accrued to CTO	120,000	-
Consulting fees paid or accrued to directors	92,000	82,500
Share-based compensation	-	576,000
Interest expense paid or accrued to directors	16,352	5,063
	$356,110	$875,803

Accounts payable and accrued liabilities at August 31, 2018 includes $552,856 (November 30, 2017: $217,644) owing to directors or officers of the Company or to companies controlled by common directors for unpaid consulting fees and/or expense reimbursements. Also included in accounts payable and accrued liabilities at August 31, 2018 are $38,922 (November 30, 2017: $22,570) in accrued interest payable to directors of the Company.

As at August 31, 2018, the loan due from Waterproof, which includes accrued interest receivable was $102,494 (November 30, 2017: $100,399).

Included in due to related parties as at August 31, 2018, was $351,960 (November 30, 2017: $291,369) owing to two directors of the Company of which $77,750 was non-interest bearing and payable on demand and the balance of $223,674 bears interest at 8% per annum and payable on demand. As at August 31, 2018, the Company accrued $14,331 (November 30, 2017: $4,084) in accrued interest payable which is included in accounts payable and accrued liabilities. Also included in due to related parties is $50,536 owed to Zift Interactive LLC a company that controls 49% of Majesco Entertainment Company. The amount due is non-interest bearing and have no fixed term of repayment.

These expenditures were measured by amounts agreed upon by the transacting parties.

FINANCIAL INSTRUMENTS RISK AND EXPOSURE

The Company’s risks related to financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, including the Company’s strategy to manage those risks, are described in note 9 of the Company’s consolidated financial statements for the year ended November 30, 2017. As at the date hereof, the Company believes that there were no significant changes to those risks during the three and nine months ended August 31, 2018, with the exception of the risk items noted below (liquidity risk and currency risk).

Liquidity Risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company intends to meet its current obligations in the following year with funds to be raised through private placements, shares for debt, loans and related party loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As noted above, as at August 31, 2018, the Company has current assets of $1,265,516 and current liabilities of $4,186,263, which results in a working capital deficit of $2,920,747 (November 30, 2017: 912,510 working capital deficit). In order to address this liquidity risk, the Company is actively seeking additional financing in the form of debt or equity (or both). Should the Company be unsuccessful in raising funds, it may not be able to satisfy its existing financial obligations or fund future growth.

The following table summarizes the remaining contractual and expected maturities of the Company's financial obligations as at August 31, 2018:

				August 31,	November
	Within 1 year	2 to 5 years	Over 5 years	2018	30, 2017
Accounts payable and accrued liabilities	$1,324,658	$-	$-	$1,324,658	$421,501
Income tax payable	45,018	-	-	45,018	-
Due to related parties	351,960	-	-	351,960	291,369
Liabilities attributable to discontinued operations	250,000	-	-	250,000	-
Contingent consideration	1,174,950	-	-	1,174,950	-
Loan repayments	1,039,677	-	-	1,039,677	825,282
Minimum rental and lease payments (1)	82,049	-	-	82,049	-
	$4,268,312	$-	$-	$4,268,312	$1,538,152

(1)

The Company is committed to an operating lease pertaining to an office space. On September 15, 2017 in connection with LBIX’s sale of its former subsidiaries, the Company entered into a series of share purchase and escrow agreements whereby the Company deposited $600,000 in escrow as security for potential financial lease liabilities (as well as excluded liabilities and existing claims) relating to the office lease between Leading Brands of Canada, Inc. and the landlord (Note 4). The office lease is currently being subleased and has not resulted in additional payments from the Company since the sale of the Company’s subsidiaries. The Company expects that the remaining exposure of the office lease commitment is until April 2019.

Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at August 31, 2018, the Company had the following amounts denominated in US dollars: current assets totaling $205,294 USD (November 30, 2017: $Nil), accounts payable of $262,338 USD (November 30, 2017: $54,163 USD), due to related parties of $38,645 USD (November 30, 2017: $Nil) and contingent consideration of $900,000 USD (November 30, 2017: $Nil). These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 10% change in the exchange rate would change other comprehensive income/loss by approximately $129,000 CAD. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

PROPOSED TRANSACTIONS

Household Pests

The film’s budget is estimated at approximately $33,000,000 USD and the Company’s share of the budget will be approximately $10,000,000 depending on the amount of an additional investor. The Company will receive a share in proportion to their equity investment to the overall budget from 50% of 100% of adjusted gross receipts derived from the exploitation of the film in all media worldwide, which shall be payable on a pro-rata and pari passu basis with all other equity investors.

In addition to the foregoing and in relation to producer services on the film, the Company will receive an additional profit participation of 15% of adjusted gross receipts derived from the exploitation of the film in all media worldwide. This agreement is subject to securing the financing for the film’s budget and completion of a long-form agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at August 31, 2018, the Company has incurred $205,334 (November 30, 2017: $181,873) in preproduction cost.

On August 31, 2017, the Company through its subsidiary Household Pests Holdings, Inc. entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of $625,000 USD (the “Purchase Price”) subject to terms and conditions.

Option period shall commence on August 31, 2017 until September 14, 2017 (subject to payment of the First Extension Option Fee) and may be extended until September 1, 2018 subject to payment of the second extension Option Fee (the “Option Period”).

The Company shall pay the following sums in consideration of the Option:

  $10 USD for the initial period (paid) to the owner and $50,000 USD to the owner of the Screenplay (paid) which shall be applicable against the Purchase Price;
  $10 USD for the extension period (paid) to the owner and $50,000 USD to the owner of the Screenplay (paid) which shall be applicable against the Purchase Price;

The Company may exercise the Option at any time during the Option Period by the earlier of providing the Owner with written notice thereof and by commencing principal photography of the first motion picture based on the Rights, and by paying the Owner the Purchase Price less the option payments.

Hard Apple formerly known as Blue Eyes

On April 21, 2017, the Company entered into an option and purchase agreement (the “Agreement”) with Jerome Charyn (the “Owner”) with respects to the option to acquire all of the rights in and to and derived from a book entitled “Blue Eyes” (the “Book”) and a bible for a TV series based on the Book (the “Bible”), which Book and the Bible, together with all plots, themes, titles, subtitles, characters, characterizations, character names, dialogue, descriptions, translations, sequences, and other versions thereof, including all copyrights in all of the foregoing, are hereinafter collectively referred to as the “Property” for a sum of 2.5% of the amount of the final budget for the production costs between $75,000 USD to $250,000 USD less the first option payment subject to conditions.

The Company paid $12,477 (US$10,000) upon execution of the agreement (the “First Option Payment”) which grants an option period of 18 months (the “First Option Term”) from the date of the Agreement.

The Company can pay $3,000 USD to extend the option period for another 12 months commencing on the first day after the last day of the First Option Term. The Company may exercise the option at any time during the option period by the earlier of providing the Owner with written notice. In addition, the Owner is entitled to receive contingent compensation in the amount equal to 2.5% of the adjusted gross receipts received by the Company and certain royalties if it to a television series or television movie series.

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its former consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the quarter ended August 31, 2018. Due to the transition following the Company’s plan of arrangement (as outlined above), Management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

OTHER RISKS FACTORS AND UNCERTAINTIES

A comprehensive discussion of risk factors is included in the Company’s MD&A for the year ended November 30, 2017, a copy of which is available on SEDAR at www.sedar.com.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2018 the Company did not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

As part of efforts to satisfy the Nasdaq initial listing criteria, on September 13, 2018, the Company announced entering into an engagement letter (the “Engagement Letter”) with Mackie Research Capital Corp. (the “Agent”) to act as lead Agent and sole bookrunner, on a best-efforts basis, in connection with a proposed private placement (the “Offering”) of a minimum of $4,000,000 USD and up to $6,500,000 USD through the issuance of subscription receipts (“Subscription Receipts”) of the Company. Under the terms of the Engagement Letter, each Subscription Receipt issued in connection with the Offering will be automatically exchanged, into one common share of the Company upon the completion of certain escrow release conditions.

On September 20, 2018, the Nasdaq informed the Company that it had granted the Company’s request for the continued listing of its shares on Nasdaq through October 15, 2018 provided that the Company can demonstrate compliance with all applicable initial listing criteria, including the $4.00 bid price, $5 million stockholders’ equity and $15 million market value of publicly held shares requirements.

On September 25, 2018, the Company entered into an agreement to acquire all rights and interest in 65 video game titles (the “Acquisition Agreement”) from Throwback Entertainment Inc. (“Throwback”). Under the terms of the Acquisition Agreement, the Company will issue 670,000 restricted share units at US$1.49 per share, giving the deal a valuation of approximately US$1 million.

On October 12, 2018, the Company announced that it had entered into several agreements to settle a total of $756,449 USD of Company debt (the “YVR Debt”) through the issuance of 711,103 common shares of the Company at an average price of $1.06 USD per share (the “Debt Settlement”). The YVR Debt included accrued management fees owing to companies controlled by Directors of the Company, fees owed to consultants, and loans to YVR from various shareholders, including a Director of the Company.

On October 12, 2018, the Company also announced that it had entered into the following investment and license acquisition agreements:

  SeriesOne Holdings LLC (“S1”): The Company will issue approximately 1,900,000 restricted share units to S1 at an average price of $0.895 USD per share unit (as calculated before the Reverse Stock Split as defined below) in exchange for an initial 36-month platform license to operate a S1 crowd-funding portal solution under the Company brand. In addition, the Company acquired an exclusive license across all S1’s crowd-funding platforms for the entertainment and gaming industries for an initial term of 12-months.

  World of Wireless UK Limited (“WOW”): The Company will issue approximately 1,500,000 restricted share units to WOW at an average price of $0.90 USD per share unit (as calculated before the Reverse Stock Split as defined below) in exchange for the development of a complete Company- branded in-game payment and rewards system for Company video games. The deliverable from WOW will include supporting mobile applications, loyalty and reward subsystems, and global payment network interfaces. As part of the rewards system, WOW will develop a Liquid Token system which will enable Company consumers to exchange Liquid Tokens via mobile accounts, or use them to make in-game purchases or upgrades.

MANAGEMENT'S DISCUSSION AND ANALYSIS

  Lightning Man Media LLC (“Lightning Man”): The Company will issue approximately 600,000 restricted share units to Lightning Man at an average price of $0.83 USD per share unit (as calculated before the Reverse Stock Split as defined below) as consideration for a license to market and distribute 6 video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to 2 future video game titles that will be jointly developed by YVR and Lightning Man.

  Zift Interactive LLC (“Zift”): The Company will issue approximately 670,000 restricted share units at average price of $1.50 USD per share (as calculated before the Reverse Stock Split as defined below) in exchange for complete intellectual property rights to “Blowout” and “Blast Works” video game titles. The Company announced that it has plans to re-launch both titles to modern video game platforms and consoles.

On October 15, 2018, the Company effected a 1-for-5 reverse stock split (the “Reverse Stock Split”) in furtherance of the Company’s compliance plan and to fulfill Nasdaq’s $4.00 per-share minimum bid price requirement. The closing bid price for the Company’s common shares closed at $0.84 on Nasdaq on Friday, October 12, 2018. The post-split price, which is equivalent to $4.20 per share, exceeds Nasdaq’s minimum required closing bid price of $4.00 per share. Following the reverse split, the new CUSIP number for the Company’s common stock will be 53634Q204.